SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

23 January, 2003
1167:tcl

03003757

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

03 FEB 10 AM 7:21

SUPPL

Dear Sir

**FILE NBR 82-1039**

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- 22 January 2003: December 2002 Activities Report
- 23 December 2002: Managing Directors resignation and appointment of Manager - Investor Relations
- 5 December 2002: Change in substantial shareholding in BeMaX Resources NL
- 3 December 2002: Murray Basin and Tantalum Operations Update

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

for **Peter Lalor**
**Executive Chairman**

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

# REPORT ON ACTIVITIES
## For The Quarter Ended 31 December 2002



## HIGHLIGHTS

### GOLD

- Increased gold production for the quarter of 140,172 fine ounces.
- Gold cash cost for the quarter was $469 per ounce.
- Average sale price received was $595 per ounce realising a cash margin of $126 per ounce.

### ADVANCED MINERALS

- Tantalum production for the quarter of 508,805 lbs.
- Quarterly tantalum sales of 477,610 lbs in line with sales forecasts.
- Tantalum production facilities at Greenbushes and Wodgina restructured resulting in deferral of capital on the underground development at Greenbushes.
- Negotiations for additional sales continuing.

### CORPORATE

- Sale of the Company's 25% direct interest in the Ginkgo mineral sands project.
- Sale of the Company's interest in the Chariot gold mine in the Northern Territory.

### EXPLORATION AND DEVELOPMENT

- First ore mined from the Cornishman open cut mine at Southern Cross.
- Drilling of the "10400" ore shoot below Tarmoola open cut confirms underground mine potential including 10 metres at 6.59 g/t gold and 14 metres at 5.16 g/t gold.

# EXECUTIVE CHAIRMAN'S COMMENTS

For the quarter ended 31 December 2002, the Company produced 140,172 fine ounces of gold at a cash cost of A$469 (US$266) per ounce. This was an increase of 6.4% on the September quarter gold production figure.

The average hedge price for the quarter was A$595 therefore realising a cash margin of $126 per ounce.

As previously forecast, the quarter has seen a slow but steady increase in gold production, which will continue into the next quarter as the respective operations access higher grade ore zones. The Leonora and Laverton mines performed well although the introduction of higher grade ore to the Southern Cross mill was delayed until late in the quarter resulting in lower than targeted production and increased costs.

However, targeted cash margins from the gold business were not achieved due primarily to lower than budgeted grade at Southern Cross. As previously advised, better grade, resulting in lower cash costs and increased margins are forecast in the second half of the financial year.

The Company's tantalum division recorded solid production, costs and sales statistics for the quarter. During the quarter the Greenbushes and Wodgina mine operations were restructured to reduce production levels, in line with market requirements, while sustaining productivities and lower cost structures in the most efficient way possible. Production at the Greenbushes mine has been reduced, primarily by the deferral of the Greenbushes underground project for the time being, and the Wodgina mine will operate at full capacity.

The tantalum market is steadily reducing inventories throughout the supply chain and indications are that demand for tantalum and tantalum capacitors will recover during the calendar 2003, subject to global economic conditions being reasonable.

During the quarter the Company disposed of its 25% direct interest in the Ginkgo Mineral Sands project in the Murray Basin region at a profit. The Company continues to operate, in joint venture with RZM Cable Sands, the Wemen project in the Murray Basin where operations improved considerably during the quarter with increased production and reduced costs.

The main challenge for the Company, in the second half, is to meet all of its targets in the gold division, being primarily production and cost estimates, thereby generating increased cash margins and earnings.

Peter Lalor
Executive Chairman
January 2003

# GOLD OVERVIEW

## PRODUCTION

Gold production for the December quarter increased to 140,172 fine ounces, in line with annual production expectations. Gold was produced at an average cash cost of $469 per ounce and sold at $595 per ounce. This returned a cash margin of $126 per ounce.

**SONS OF GWALIA EQUITY GOLD PRODUCTION**

| Operation | Tonnes Milled | Head Grade (g/t) | Production ounces | Cash Cost/oz | Total Cost/oz |
|---|---|---|---|---|---|
| **Leonora Operations** | | | | | |
| Sons of Gwalia Operations | | | | | |
| Gwalia Underground | 127,253 | 3.50 | 13,045 | | |
| Ulysses Pit | - | - | - | | |
| Julia/Hamill Purchase Ore | 16,552 | 3.82 | 1,836 | | |
| Gwalia Stockpile | 261,938 | 0.84 | 6,445 | | |
| Butterfly Pit | 31,645 | 1.85 | 1,732 | | |
| Tower Hill Stockpile | 28,094 | 0.87 | 726 | | |
| *Sub Total* | | | *23,784* | | |
| Tarmoola Operations | | | | | |
| Tarmoola OC | 431,358 | 1.12 | 14,437 | | |
| Wonder North | 386,450 | 2.15 | 24,343 | | |
| Tarmoola LG | 96,995 | 0.55 | 1,462 | | |
| Celtic stockpile | - | - | - | | |
| *Sub Total* | | | *40,242* | | |
| **LEONORA REGION** | **1,380,285** | **1.58** | **64,025** | **476** | **573** |
| **Southern Cross Region** | | | | | |
| Marvel Loch Open Cut | 298,466 | 1.23 | 10,450 | | |
| Golden Pig HG | 78,881 | 4.57 | 10,303 | | |
| Nevoria Newry | 228 | 2.88 | 55 | | |
| Great Victoria Underground | 66,297 | 2.29 | 4,345 | | |
| Yilgarn Star HG | 83,713 | 4.75 | 11,361 | | |
| LG Stockpile | 22,376 | 1.10 | 701 | | |
| Cornishman | 32,366 | 2.76 | 2,605 | | |
| **SOUTHERN CROSS REGION** | **582,327** | **2.39** | **39,820** | **472** | **590** |
| **South Laverton Region** | | | | | |
| Carosue Dam | | | | | |
| Karari | 313,250 | 1.80 | 17,653 | | |
| Luvironza | 147,597 | 1.60 | 7,309 | | |
| Monty's Dam | 136,133 | 2.70 | 11,365 | | |
| **SOUTH LAVERTON REGION** | **596,980** | **1.96** | **36,327** | **454** | **497** |
| **TOTAL GOLD PRODUCTION** | **2,559,592** | **1.85** | **140,172** | **469** | **558** |

NOTE:

(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

# LEONORA REGION


THUNDERBOX
Thunderbox Trend
WONDER NORTH
25
kilometres
TARMOOLA
CARDINIA
Leonora
TOWER HILL
SONS OF GWALIA
BUTTERFLY
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

## *Sons of Gwalia Mine*

At the Sons of Gwalia Mine, production for the quarter was 23,784 fine ounces. Production and unit costs were in line with forecasts.

The Gwalia Underground operation mined 127,456 tonnes, 27% above the target annualised production rate. The operation has now achieved its production and unit cost targets for the 12 months ending December 2002. The continuation of this improvement trend further reflects the recent changes implemented as part of the gold business strategy. In addition, the bulk of mine development necessary to implement the withdrawal plan, as set out in the September Quarterly Report, is now complete and will assist the forecast cash flow improvement until its forecast closure in the December 2003 quarter.

Mining of the Butterfly satellite pit (37 kilometres south of Leonora) accelerated during the period. This operation replaces the Ulysses pit in supplementing the Underground and Gwalia open pit stockpiles as feed to the Mill. The Gwalia Mill also processed 16,500 tonnes from other satellite operations during the period. It is anticipated additional satellite feed sources will continue to supplement the current underground open pit and low grade stockpiles until its forecast closure in June 2003.

## *Tarmoola Operations*

Gold production for the quarter from the Tarmoola Operation was 40,242 fine ounces.

During the period, access was re-established to the areas adjacent to the slip within the Tarmoola pit allowing limited development and access to remnant ore zones. This activity accessed the first parcel of lower grade ore from the top of the orebody. As reported in the September quarter, mining at Tarmoola was undertaken with a single digger and associated trucks while the stripping of the North cutback was suspended. Operating cash flow has been improved as a result of this action.

Grade to the Tarmoola mill has been assisted by additional tonnes of ore sourced from the Wonder Mine 35 kilometres north of Tarmoola. This material, albeit at slightly lower grade, has reduced the tonnage of Tarmoola low grade stocks required as feed and assisted with improving cash flow.

The processing plant continued to operate above design capacity and below cost targets.

## Leonora Region – Development

### *Sons of Gwalia*

A review of ore sources dedicated to the Leonora processing plant is continuing. A trial batch of material from a Low Grade Stockpile at Tower Hill (an old open pit mine 2 kilometres to the north of the Gwalia processing plant) was successfully milled. The stockpile contains 450,000 tonnes of potentially economic feed and has the potential to extend the planned operation of the Gwalia mill beyond the planned June 2003 quarter closure date. While estimated grades are low, continuing cost improvements in the mill have enabled a reappraisal of the economics of treatment.

At the Cardinia project, 30 kilometres to the north-east of Leonora, a trial pit is planned to be mined in the March quarter. The purpose of commencing with a trial pit is to examine the primary structures hosting gold mineralisation. The structural information gained will assist in further resource definition work and the scheduling of the operation as a larger scale satellite feed source for the Tarmoola plant.

### *Tarmoola – South Pit*

Development of a new Geological Resource model for the Tarmoola South pit has been generated incorporating a complete review and validation of all previous geological and mine operating data. This model will be incorporated into a consolidated Tarmoola pit plan, which will be used to finalise the strategy with respect to the recommencement of the North cutback. This plan is expected to be completed for review in February 2003.

### *Tarmoola 10400 Shoot (Underground Target)*

Eighteen infill and step-out RC holes have been drilled to establish the continuity of mineralisation within and around poorly tested parts of the 10400 Shoot, below the floor of the central zone of the Tarmoola open pit (see Table below).

The drilling indicated that the 10400 Shoot continues to plunge to the south along the eastern flank of the Tarmoola granodiorite. The persistence of lateral continuity of the gold mineralisation within the 10400 Shoot was further confirmed.

Results of the drilling programme are currently being interpreted and assessed. A revised mineralised envelope wireframe and resource model is being prepared for preliminary underground mining scoping studies. This work and results are being considered in the context of the overall mining strategy for the Tarmoola operation.

### *Tarmoola 10400 Shoot Drilling Results*

| Hole No. | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| TARC3467 | 10 | 6.59 | 256 |
| TARC3468 | 7 | 8.43 | 164 |
| TARC3468 | 2 | 9.58 | 204 |
| TARC3470 | 4 | 15.3 | 44 |
| TARC3471 | 1 | 26.6 | 213 |
| TARC3472 | 12 | 3.02 | 152 |
| TARC3473 | 6 | 4.23 | 247 |
| TARC3474 | 4 | 16.7 | 164 |
| TARC3474 | 7 | 4.87 | 198 |
| TARC3475 | 2 | 10.4 | 63 |
| TARC3476 | 6 | 3.74 | 123 |
| TARC3476 | 4 | 9.01 | 168 |
| TARC3477 | 3 | 10.2 | 98 |
| TARC3477 | 3 | 6.01 | 122 |
| TARC3478 | 7 | 4.22 | 148 |
| TARC3478 | 9 | 11.8 | 168 |
| TARC3479 | 5 | 3.72 | 300 |
| TARC3480 | 14 | 5.16 | 216 |
| TARC3481 | 5 | 2.98 | 276 |
| TARC3488 | 2 | 8.15 | 20 |
| TARC3488 | 11 | 3.90 | 281 |
| TARC3489 | 4 | 4.08 | 299 |
| TARC3490 | 5 | 7.67 | 306 |

The objective from this work is to assess the potential to develop a small to medium tonnage underground operation below the central zone in the Tarmoola pit. This potential project could be developed within 18 months to supplement ore from the North cutback and other satellite sources as part of a revised medium term operating strategy for Tarmoola.

### *The Granites Project*

The Granites Project is a group of contiguous leases that stretches 10 kilometres south of the Tarmoola Operations. The leases cover the Gwalia domain (sequence of rocks that host both the Sons of Gwalia and Tarmoola mines). The aim of this project is to search for buried granite plutons that may host Tarmoola type orebodies.

A work plan for the next six months is being developed, and covers tasks such as data compilation and validation, drill hole relogging, mapping and drilling.

## LEONORA REGION – EXPLORATION

### *Thunderbox Trend*

Exploration continued on the Thunderbox Trend, a 55 kilometre long structural corridor between the Tarmoola and Thunderbox gold deposits. Several gold anomalies generated by earlier first-pass drilling have now been evaluated with deeper reverse circulation drilling, including the previously reported Klingon and Europa anomalies. The drilling results indicate that these mineralised systems are low grade. A review of results is in progress to determine priorities and the focus of the next phase of exploration on the trend.

### *Lancelot Prospect*

At the Lancelot Prospect, two kilometres south-west of the Tarmoola mine, first-pass aircore drilling to test an interpreted structure beneath transported cover has defined a zone of gold anomalism (>100ppb Au) over an area of approximately 600 metres by 300 metres.

Results included:

| Hole No. | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| WTA28 | 6 | 0.51 | 72 |
| WTA50 | 3 | 0.92 | 27 (eoh) |
| WTA54 | 3 | 3.92 | 39 |
| WTA54 | 3 | 2.92 | 69 (eoh) |

(eoh: to end of hole)

The anomalism is associated with a carbonate altered zone of complexly faulted mafic and ultramafic schists. Infill and deeper drilling is planned to evaluate the significance of the anomaly.

## SOUTHERN CROSS REGION



Bullfinch
SOUTHERN CROSS JV
GOLDEN PIG
Westonia
Southern Cross
CORNISHMAN
MARVEL LOCH
NEVORIA
YILGARN STAR
HERCULES
GREAT VICTORIA
BOUNTY
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect


### *Southern Cross Operations*

Total gold production for the quarter from the Southern Cross region was 42,322 fine ounces at a cash cost of $472 per ounce. The Sons of Gwalia equity accounted production of 39,820 fine ounces reflects the contribution of 49% of Cornishman as part of the Troy Joint Venture Agreement.

While production was in line with the September result, it was lower than target reflecting a slower production build up at Great Victoria and delayed access to high grade ores at Marvel Loch open pit and Cornishman until late in the quarter. The higher unit costs reported also reflect the significant proportion of low grade stocks processed early in the quarter. As these higher grade ores were accessed, low grade feed was progressively removed from the feed blend with the last four weeks of the quarter only processing primary mined ore. This objective was a key element of the longer term regional rationalisation strategy.

The focus going forward is to sustain primary sourced ore for processing while improving grade and tonnage delivery resulting in lower unit costs and improved cash margins.

### *Golden Pig*

Ore grades increased over the quarter as ore was mined from higher grade stopes. However, grades did not meet targets, as there was still excess hanging wall dilution in the primary production stope. This issue is being addressed and grades are slowly improving. Ore reserves and resources have increased to give approximately three years of scheduled production.

### *Yilgarn Star Underground*

Ore mined form Yilgarn Star was slightly less than last quarter but at forecast levels. However, grades improved due to mining in more stable areas and changes to mining practices. Production is scheduled to cease in the June quarter of 2003. However, a drilling programme to extend the resource beyond current mining levels has commenced and early indications are positive that mining will recommence when sufficient reserves are defined to justify and enable consistent delivery of small tonnage, high grade ore as part of the processing feed mix.

### *Great Victoria Underground*

Production from the mine has been below forecast due to mining difficulties associated with the mass blasted ore. The difficulties related to a hang up of ore in the primary stope, which has now been corrected. Production is improving following a concentrated recovery project that was executed in early January. A review of the mining strategy for Great Victoria is now being undertaken as preliminary forecasts indicate excess primary ore will be available for milling from other mining sources going forward. This is a consequence of the successful development of the Marvel Loch South Pit and Cornishman. As a consequence, Great Victoria underground may be slowed or put on care and maintenance to ensure excess higher cost primary ore stocks are not accumulated.

### *Cornishman Open Pit (51%)*

Significant ore production recommenced at Cornishman mine south of Southern Cross in the quarter and mining production is on schedule for tonnes and grade. The original stage 3 mining programme has been expanded to include a cutback of the original stage 2 zone of the project which will add approximately 17,000 ounces of gold to the current mining project. Processing of ore lagged mining due to some early commissioning problems with the dedicated ore handling facilities. These issues have all been resolved and processing is now matching mine production.

### *Blue Haze*

Mining at the Blue Haze project located 80 kilometres south of Marvel Loch commenced at the end of the quarter. Early mining will be confined to waste removal with ore production commencing in the March quarter. It is estimated approximately 160,000 tonnes of ore grading 4.5 g/t of gold will be mined.

### *Processing*

Throughput rates and cost targets for the processing plant were achieved for the six months ended December 2003.

## SOUTHERN CROSS REGION – DEVELOPMENT

### *Marvel Loch – Underground Development Strategy*

Board approval was given for the first stage of the development for an 'in the wall' decline access to the below the 780 metre level for the South Pit extension.

This will allow more economical access to ore below the current South Pit and also provide a platform for the diamond drilling of ore extensions below the open pits. Should an underground operation be established this development will provide the southern access for future production. Work is planned to commence on the decline in the March quarter of 2003.

As outlined previously, the longer term objective for Marvel Loch is the establishment of a medium to large tonnage underground operation to follow the completion of the open pit operations.

### *Golden Pig Mine*

Diamond drilling from the southern to northern extent of the underground mine continued to infill resources in the banded iron and shear-hosted orebodies. A total of 160 holes were completed during the period for a total 17,142 drilled metres. Resources totalling more than 64,000 ounces have been defined through this programme.

Significant intercepts included:

| Hole ID | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| GPD2850 | 10.75 | 3.04 | 42.90 |
| GPD2852 | 4.25 | 3.23 | 46.95 |
| GPD2893 | 3.70 | 9.22 | 103.45 |
| GPD2783 | 5.15 | 7.01 | 72.45 |
| GPD2881 | 5.40 | 13.51 | 109.30 |
| GPD2753 | 4.50 | 17.41 | 19.50 |
| GPD3023 | 9.85 | 16.48 | 76.00 |
| GPD3015 | 9.70 | 14.37 | 98.05 |
| GPD2827 | 9.30 | 4.81 | 45.00 |

These results confirm the high potential to convert resources to reserves in the targeted zones.

### *Great Victoria Gold Mine*

Further resource definition drilling of 12 diamond holes for 1276 drilled metres was conducted in Lode 1 to validate assumptions used in the depth extensions to the current resource model. Modelling was completed and mine design work is currently underway.

Significant intercepts included:

| Hole ID | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| GVD827 | 23.70 | 4.55 | 69.00 |
| GVD831 | 6.43 | 4.63 | 83.57 |
| GVD834 | 10.50 | 2.98 | 58.00 |
| GVD835 | 8.02 | 3.18 | 67.98 |

Drilling has confirmed ore zones extensions, although it is too early to assess economic potential.

### *Yilgarn Star Gold Mine*

The Premier Deeps Resource extension diamond drilling programme commenced late in the quarter with 8 holes drilled for 1440 drilled metres. Drilling will test the potential strike extensions of the Premier Lode from 480 to 580 metres below the surface in order to progress mining of the 17 level to 20 levels, the areas below current workings.

Significant intercepts included:

| Hole ID | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| 820/835N | 8.50 | 50.91 | 150.00 |
| 810/850N | 11.17 | 9.92 | 158.83 |
| 830/850BN | 6.70 | 5.12 | 132.57 |
| 860/880N | 4.00 | 16.54 | 124.00 |

This work has been encouraging and confirms high grade mineralisation in the targeted zones.

### *Hercules Prospect*

The RC and diamond drilling programme designed to upgrade the Western Zone resource and to carry out geotechnical and metallurgical testwork was completed. Further encouraging results were received. Modelling of the results is currently underway with initial indications of a moderate resource upgrade.

Significant intercepts received included:

| Hole ID | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| HERC056 | 7 | 4.18 | 62 |
| HEDH002 | 41 | 2.59 | 26 |
| HERC055 | 31 | 3.66 | 46 |

These results justify the assumptions made to include the Hercules prospect in the Five Year Mine Plan.

### *Cornishman Mine*

An RC drilling programme commenced, designed to test the depth extensions of the Central (Stage 2) and Southern (Stage 4) Resources areas, depth and strike extensions to the Double "O" (Stage 1) mineralisation and target high grade shoots directly to the south of the stage 2 pit design. During the quarter 36 holes were drilled for 5853 metres.

Significant intercepts included:

| Hole ID | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| CDRC543 | 6 | 6.27 | 169 |
| CDRC544 | 7 | 26.55 | 156 |
| CDRC547 | 11 | 10.91 | 73 |
| | 12 | 4.46 | 87 |
| CDRC551 | 16 | 3.88 | 68 |
| CDRC564 | 15 | 9.84 | 117 |
| CDRC570 | 7 | 14.75 | 121 |
| CDRC578 | 2 | 6.06 | 134 |

These results confirm the extensions of mineralisation south of the stage 1 and 2 pits and support the potential for a Stage 4 development.

## SOUTHERN CROSS REGION – EXPLORATION

### *Southern Cross Joint Venture (SGW earning 60%)*

The Company is earning a 60% interest in tenements covering a 35 kilometre strike length of the greenstone belt between Southern Cross and Bullfinch. Wide-spaced aircore drilling at the Aries Prospect, two kilometres along strike to the north of the Golden Pig mine at Southern Cross, has defined a zone of gold anomalism (>100ppb Au) beneath transported cover over an area of 700 metres by 250 metres. The anomalism is associated with quartz veined and altered mafic and ultramafic rocks and banded iron-formations. The best result was 11 metres at 0.51 g/t gold from 75 metres to the end of the hole. Infill drilling is planned to better define the anomaly prior to deeper drilling.

# SOUTH LAVERTON REGION


Laverton Tectonic Zone
RED OCTOBER
SAFARI
DEEP SOUTH
PORPHYRY
Keith-Kilkenny Tectonic Zone
TWIN PEAKS
MONTY'S DAM
CAROSUE DAM
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

### *Carosue Dam Mine*

Gold production for the quarter was 36,327 fine ounces at a cash cost of $454 per ounce.

Production was ahead of last quarter due to the mining and treatment of higher grade ore from Monty's Dam. The treatment of low grade stocks increased cash costs by $59/oz, reflecting the bringing to book of net realisable values on these stocks.

Ore production for the quarter was sourced from Karari, Luvironza and Monty's Dam open pits.

Mining and processing operations continued to operate at target levels. Ore tonnes and grades from Karari and Luvironza open pits were in line with forecasts. Mining from the Monty's Dam pit commenced during the quarter with the first two benches on the extremities of the orebody indicating marginally lower grades than forecast. However, total production for the quarter was 4% ahead of target as the plant processed 10% more tonnes.

Tonnes milled was higher than the previous quarter due to improvements in the size distribution of crushed product fed to the mill and due to soft ore mined from the top of the Monty's Dam orebody. Grade and ounces produced were both higher than the previous quarter due again to the higher grade material from Monty's Dam and higher throughput rates.

## SOUTH LAVERTON REGION – DEVELOPMENT

### *Safari Bore / Deep South*

A feasibility study on the Safari Bore deposit was completed during the quarter and all external approvals were secured. The feasibility study indicates that Safari provides a robust economic return from forecast production of approximately 200,000 ounces. It is anticipated that mining will commence in the September 2003 quarter.

Resource development drilling and geological interpretation of the Deep South deposit (5 kilometres east of Safari Bore) was completed during the quarter. Drilling results and interpretation are consistent with the previous exploration data. Resource modelling and a feasibility study on the economics of this deposit will be completed in the March quarter. Preliminary evaluations indicate that Deep South provides a positive financial return from a 50,000 ounces to 70,000 ounces open pit deposit, which forms part of the previously reported 200,000 ounce resource. This resource includes potential for underground extensions.

### *Red October*

An evaluation of underground mining costs for Red October was completed during the quarter. This study broadly confirmed the estimates used in previous feasibility studies, and supports the proposal to undertake trial mining to confirm grade distribution within the resource. External approvals have been secured. Project commitment and timing will be assessed in the context of the Company's Five Year Plan. The current project has indicated the potential to mine 450,000 tonnes at 10 g/t for approximately 150,000 ounces recovered. At this stage the major ore lodes still remain open at depth.

### *Twin Peaks*

Pre-stripping of Twin Peaks commenced in December. First ore from this deposit is expected in the March Quarter.

### *South Laverton Outlook*

The South Laverton operations continue to be developed with the logic of maintaining a base load of open pit ore supplemented with high grade satellite feed sources.

Base load ore from Karari will be supplemented with high grade ore from Monty's Dam and Twin Peaks in the coming quarter. The Luvironza pit will be completed in January 2003. In the second half of the financial year ounces production will lift as high grade ore from Twin Peaks is brought into production replacing the lower grade Karari ore. Processing costs will also reduce as the quality of water improves, as it will be sourced from higher quality bores.

## South Laverton Region – Exploration

### *Deep South Prospect & Mexico Prospects*

Further exploration drilling was completed during the quarter to investigate potential depth extensions to Deep South (Inferred Mineral Resource of 1.5 million tonnes at 4.0 g/t gold for 200,000 ounces) and to test geophysical targets at Mexico and between Mexico and Deep South. Deep South is located 5 kilometres east of Safari Bore and Mexico lies 300 metres along strike to the south of Deep South. Results included:

**Deep South Depth extensions:**

| Hole No. | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| MCD722 | 16 | 4.66 | 322 |
| MCD724 | 3.5 | 8.18 | 328.5 |

**Mexico geophysical targets:**

| Hole No. | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| MCD720 | 5 | 4.30 | 188 |
| MCD725 | 7 | 10.94 | 286 |

The drilling has defined the geometry of the Deep South – Mexico system as being comprised of three steeply plunging mineralised shoots (two at Deep South, one at Mexico) within a well-defined carbonate-sulphide altered shear zone. A revised resource estimate is in progress incorporating both the exploration drilling and the infill drilling conducted to establish an open cut reserve.

### *Tin Dog Prospects*

A single diamond hole was drilled to test an electrical geophysical anomaly at the Tin Dog Hill Prospect, 20 kilometres north-west of Safari Bore. Wide zones of pyrite-albite-hematite altered syenite were intersected in the 344 metre deep hole which returned a mineralised intercept of 219 metres at 0.42 g/t gold from 24 metres depth. Historic and recent shallow drilling has defined gold anomalism over an area of about two square kilometres at the prospect; only a small proportion of this area has been tested with deeper drilling. Further deep drilling is planned to test the potential for high grade zones within the low grade system.

At the Tin Dog Flat Prospect, 500 metres north of Tin Dog Hill, reconnaissance reverse circulation drilling on two traverses, two hundred metres apart, intersected altered syenite similar to that at Tin Dog Hill. Results included:

| Hole No. | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| TIC123 | 9 | 1.47 | 55 |
| TIC124 | 6 | 2.16 | 111 |
| TIC126 | 8 | 1.68 | 81 |
| TIC216 | 15 | 1.71 | 94 |

Further drilling is planned to scope the size potential of the mineralised zone.

### *Margaret-Enterprise Trend*

A rotary air blast and aircore drilling programme has been completed to test structures and alteration zones identified east of the Porphyry area, 40 kilometres north of Carosue Dam. Results included:

| Hole No. | Interval (m) | Grade (g/t Au) | Depth (m) |
|---|---|---|---|
| MGR165 | 3 | 3.03 | 12 |
| MGR265 | 2 | 6.83 | 39 (eoh) |
| MGR279 | 3 | 2.31 | 15 |
| (eoh: to end of hole) | | | |

Anomalous results (>0.5 g/t Au) were returned over an area of 700 metres by 150 metres from sericite-carbonate altered intermediate schist containing quartz-albite-pyrite veins. Reverse circulation drilling is planned to test the anomaly.

# ADVANCED MINERALS

## PRODUCTION

| SONS OF GWALIA ADVANCED MINERALS PRODUCTION | | | | | | |
|---|---|---|---|---|---|---|
| **Operation** | **Unit** | **13 weeks ending 31.03.02** | **13 weeks ending 30.06.02** | **13 weeks ending 30.09.02** | **13 weeks ending 30.12.02** | **Rolling Annual Result** |
| **Greenbushes Tantalum**[(b)] | | | | | | |
| - Produced | Lbs $Ta_2O_5$ | 329,097 | 338,969 | 297,034 | 266,912 | 1,232,012 |
| **Wodgina Tantalum**[(b)] | | | | | | |
| - Produced | Lbs $Ta_2O_5$ | 258,903 | 377,525 | 427,294 | 241,893 | 1,305,615 |
| TOTAL TANTALUM PRODUCED | | **588,000** | **716,494** | **724,328** | **508,805** | **2,537,627** |
| TOTAL TANTALUM SOLD | | **566,090** | **632,270** | **465,987** | **477,610** | **2,141,957** |
| **Tin** | | | | | | |
| - Produced | Tonnes | 193 | 183 | 218 | 197 | 791 |
| - Sold | | 172 | 188 | 233 | 184 | 777 |
| **Lithium/Spodumene** | | | | | | |
| - Produced | Tonnes | 22,036 | 29,406 | 30,923 | 27,453 | 109,818 |
| - Sold | | 16,187 | 17,631 | 22,341 | 37,322 | 93,481 |
| **Kaolin** | | | | | | |
| - Produced | Tonnes | 0 | 0 | 0 | 0 | 0 |
| - Sold | | 40 | 120 | 97 | 40 | 297 |
| **Murray Basin JV**[(a)] | | | | | | |
| - Rutile Produced | Tonnes | 3,983 | 6,358 | 7,811 | 7,033 | 25,185 |
| - Rutile Sold | | 63 | 5,225 | 2,318 | | |
| - Zircon Produced | Tonnes | 912 | 1,389 | 2,621 | 2,833 | 7,755 |
| - Zircon Sold | | 952 | 1,641 | 1,178 | | |
| - Ilmenite Produced | Tonnes | 1,028 | 27,096 | 90 | 28,041 | 56,255 |
| - Ilmenite Sold | | 60 | 15,926 | 12,152 | | |
| TOTAL HM PRODUCED | | **5,923** | **34,843** | **10,522** | **37,907** | **89,195** |

(a) All figures are 100%.

(b) Ta figures include production from various tribute contracts.

## TANTALUM – SALES

Sales of tantalum for the quarter totalled 477,610 lbs in line with the revised sales forecast. Current stock levels are now at 450,000 lbs, which will be reduced to target levels by June 2003 as a result of reduced second half production and increased sales.

The Company is currently endeavouring to negotiate additional contracts for tantalum for delivery over the next one to two years.

## MARKET

The tantalum market is indicating that inventories are being reduced and that demand is showing signs of recovery. The health of the global economy and the electronics industry in particular, are the key components driving increased demand for tantalum in 2003.

## ADVANCED MINERALS – PRODUCTION

### *Greenbushes Mine*

Greenbushes produced 266,912 lbs of $Ta_2O_5$, 197 tonnes of tin and 27,453 tonnes of lithium concentrates during the quarter. The primary processing plant operated at reduced throughput capacity to match production with sales for the period.

The plant operating at or above design throughput rate. A new roaster circuit was successfully commissioned during the quarter.

More than 60% of plant feed was sourced from the high grade Cornwall Pit supplemented with lower grade ore from Central Lode and underground. The proportion of Central Lode will increase through the March quarter as operations are transferred following the depletion of the Cornwall Pit. The transition to Central Lode is progressing consistent with the operating strategy outlined in the previous reports.

### *Greenbushes Underground*

Development of the underground mine was deferred at the end of December. It will be placed on care and maintenance during January 2003 and will be maintained such that a recommencement of underground operations will be possible on short notice.

The programme of infill diamond drilling was completed during the quarter. Forty-five holes were completed during the quarter with 102 significant intercepts of greater than four metres being logged. Some of the better results include:

| Interval (m) | Grade | | Downhole Start (m) | Depth Below Surface (m) |
|---|---|---|---|---|
| | $Ta_2O_5$ (ppm) | Sn (ppm) | | |
| 44.6 | 759 | 1,311 | 159 | 487 |
| 42.8 | 639 | 1,002 | 141 | 465 |
| 40.6 | 732 | 1,359 | 135 | 463 |
| 37.9 | 701 | 1,000 | 137 | 401 |
| 39.6 | 557 | 964 | 91 | 412 |
| 33.4 | 680 | 875 | 151 | 455 |
| 31.9 | 745 | 1,577 | 92 | 405 |
| 20.6 | 618 | 820 | 98 | 392 |
| 20.4 | 583 | 1,166 | 96 | 422 |
| 20.3 | 807 | 1,528 | 117 | 442 |
| 17.3 | 845 | 1,133 | 87 | 394 |
| 16.5 | 887 | 979 | 80 | 379 |
| 15.7 | 883 | 858 | 90 | 364 |
| 15.5 | 778 | 1,005 | 83 | 375 |
| 15.2 | 816 | 1,219 | 86 | 388 |
| 10.4 | 891 | 1,279 | 126 | 454 |
| 9.6 | 1,160 | 1,355 | 95 | 357 |

Results are consistent with and confirm resource estimates used in the underground feasibility study

### *Wodgina Mine*

Wodgina produced 241,893 lbs of $Ta_2O_5$ during the quarter.

The primary processing plant operated at reduced throughput capacity to generally match production to period sales. Following the restructure of operations at Greenbushes, production will be progressively increased over the March quarter to match the revised sales strategy.

The resource development RC drilling programme highlighted last quarter was completed. Some better intercepts are included below:

| Interval (m) | Grade $Ta_2O_5$ (ppm) | Sn (ppm) | Downhole Start (m) | Depth Below Surface (m) |
|---|---|---|---|---|
| 7 | 707 | 556 | 42 | 42 |
| 7 | 546 | 474 | 78 | 78 |
| 7 | 538 | 403 | 24 | 24 |
| 6 | 693 | 470 | 22 | 22 |
| 6 | 616 | 433 | 16 | 16 |
| 6 | 601 | 484 | 107 | 107 |
| 6 | 552 | 405 | 59 | 55 |
| 6 | 535 | 373 | 61 | 61 |

Results will be incorporated in the 2003 recalculation of Wodgina resources.

### *Murray Basin Mineral Sands Joint Venture (50%)*

During the quarter, the Wemen operation produced 7,033 tonnes of rutile, 2,833 tonnes of zircon and 28,041 tonnes of ilmenite. The result is consistent with the improving production trend achieved by the operation over the last nine months.

Production and development strategies for the Joint Venture are now being considered in the context of production capacity, product mix and the current market for MBT's products.

## CORPORATE

### *Gwalia Deeps Project*

As announced by the Company at the Annual General Meeting, the option to pursue a joint venture on the Gwalia Deeps project is being considered.

All project data has now been consolidated and is in a form that will enable review by third parties. A number of enquiries have been received and reviews and discussions will be progressed through the March quarter.

### *Ginkgo / Snapper Project*

During the quarter the Company disposed of its 25% direct interest in the Ginkgo Project, held by the Company's subsidiary, Probo Mining Ltd, for the following consideration –

a) a cash payment of $10 million which has been received;

b) a further cash payment of $2.3 million on 26 August 2003; and

c) the issue and allotment to the Company on 26 August 2003 of 5.7 million fully paid ordinary shares in BeMaX Resources NL.

The Company is now the holder of 24.7 million fully paid ordinary shares in BeMaX, representing approximately 19.9% of that company's current issued capital.

### *RZM / Cable Sands*

As previously advised, the Company did not bid for the RZM Cable Sands assets, which have since been withdrawn from the sales process.

The Company will continue to review the merits of acquiring the remaining 50% interest in MBT. Any decision would be subject to agreement to sell by RZM at acceptable terms and conditions. The Company believes that the MBT Project, when expanded, has the potential to be a long life medium-sized mineral sands project.

### *Chariot Gold Project*

The Company entered into a Conditional Agreement with Giants Reef Mining Limited ("GTM") to dispose of its 33% interest in the Chariot gold project, held by the Company's wholly owned subsidiary PacMin Mining NL, for the following consideration –

a) a cash payment of $5.4 million to be received on settlement;

b) a further cash payment of $1.5 million 30 days after the first gold pour (expected mid-2003); and

c) there is a performance related payment which is conditional upon certain performance targets being exceeded which, if triggered, would be payable in 2005.

The sale of the Company is conditional upon GTM securing funding and shareholder approval. The Company understands that GTM is well advanced in discussions with its bankers and various other providers of capital to complete the purchase.

Chariot is a high grade gold deposit containing 404,000 tonnes averaging 18 g/t, located 6 kilometres from Tennant Creek, in the Northern Territory. Preliminary mining construction has commenced with open pit mining scheduled to commence during the first quarter of 2003.

The Company has also agreed terms for the purchase of the Newmont NFM 10% interest in the Tennant Creek Central JV, which contains the Chariot project which will be incorporated in the final agreement with GTM.

## FINANCE OVERVIEW

As at 31 December 2002, the Company had:

- cash and cash equivalent on hand of approximately A$27 million;
- US$170 million of private placement notes outstanding with an A$ value of A$299 million; and
- Available working capital facilities of A$32 million.

During the quarter, development expenditures continued in the gold business and in the Greenbushes Underground with the latter being suspended towards the end of the quarter. Increased tantalum inventories are scheduled to decrease in the second half.

The Company envisages reasonable cash balances and undrawn credit facilities being available at the end of the financial year.

## GOLD HEDGE BOOK

A summary of the hedge position at 31 December 2002 is as follows:

| Sons of Gwalia Gold Hedging Summary | | | | |
|---|---|---|---|---|
| | | A$ Contracts | US$ Contracts | Total |
| Put Options | Oz | 2,262,000 | - | 2,262,000 |
| Convertible Puts/Forwards | Oz | 399,760 | - | 399,760 |
| Forward Sales | Oz | 1,426,587 | 511,711 | 1,938,298 |
| Average Hedged Price/oz | $ | 590 | 334 | |

The Company delivered all gold produced for the December 2002 quarter at an average price of A$595 per ounce. The average spot price for the quarter was A$579 per ounce.

In addition to the hedge book as tabled above, the Company has granted 734,210 ounces in calls and contingent calls. 713,110 ounces are denominated in A$, of which 171,600 ounces will only come into existence should the spot price exceed certain barriers at particular dates in the future. The remaining 40,100 ounces are denominated in US$.

The Company also holds 188,160 ounces in bought calls. Although struck above the current spot price, these calls effectively reduce the Company's hedging commitments at higher gold prices.

The current mark to market value of the Company's gold hedge and options book is negative $693 million. This calculation was based on a spot gold price of A$605 (US$342.75 gold price and 0.5666 exchange rate).

A table of the Company's consolidated gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

## Gold Foreign Exchange

As part of its gold hedging programme, the Company has sold forward US$42 million for delivery between September 2004 and December 2006 at an average rate around A$/US$ 0.65. As well, the Company has sold US$10 million call options at 0.72 for maturity in July 2003.

A contingent US$ call option for US$18.6 million, expiry May 2005, was also outstanding at 31 December 2002. The contract has a strike below 0.69 and will not represent a hedging commitment if the A$/US$ rate is above 0.6195 at particular dates in the future.

## Advanced Minerals Foreign Exchange

Consistent with its hedging objectives, the Company continued to deliver into foreign exchange contracts during the quarter as they fell due.

Taking into account forward exchange contracts and sold US$ call options, the Company's hedging commitments total US$836 million. These contracts are spread over approximately six years covering contracted and forecast US$ revenues over the period. US$640 million is hedged via forward exchange contracts at an average of 0.70 extending to September 2008. US$196 million is committed via US$ call options sold at an average 0.68 strike, which mature between January 2003 and September 2007.

US$281 million in contingent US$ call options were also outstanding at the end of the quarter. These contracts have an average rate slightly under 0.73 and will not represent hedging commitments for the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future. These contracts mature between March 2003 and July 2007. Of these contingent calls, US$95 million will cease to exist above US 57 cents. A further US$57 million will cease to exist above US 64 cents and above 0.65, an additional US$129 million, due in financial years 2005 and 2006, will knockout.

There are no margin calls in relation to any of the Company's gold or foreign exchange hedging arrangements.

# GOLD HEDGING SCHEDULE AT 31 DECEMBER 2002

| | | 2002/03 | 2003/04 | 2004/05 | 2005/06 | Balance | Total |
|---|---|---|---|---|---|---|---|
| **Forward sales** | | | | | | | |
| A$ denominated | | 112,828 | 195,700 | 268,800 | 284,187 | 565,072 | 1,426,587 |
| ENRP | | 611 | 596 | 564 | 537 | 566 | 567 |
| US$ denominated | | 12,370 | 62,600 | 109,400 | 43,580 | 283,761 | 511,711 |
| ENRP | | 378 | 368 | 339 | 324 | 324 | 334 |
| **Put options purchased** | | | | | | | |
| A$ denominated | | 203,000 | 448,000 | 281,500 | 428,333 | 901,667 | 2,262,500 |
| ENRP | | 589 | 602 | 599 | 598 | 615 | 605 |
| **Convertible puts** | | | | | | | |
| A$ denominated | | 0 | 0 | 0 | 0 | 220,000 | 220,000 |
| ENRP | | 0 | 0 | 0 | 0 | 605 | 605 |
| **Convertible forwards** | | | | | | | |
| A$ denominated | | 0 | 0 | 29,960 | 29,960 | 119,840 | 179,760 |
| ENRP | | 0 | 0 | 560 | 560 | 560 | 560 |
| **Calls sold** | | | | | | | |
| A$ denominated | | 61,800 | 120,250 | 88,760 | 125,100 | 126,600 | 522,510 |
| ENRP | | 525 | 543 | 562 | 558 | 562 | 552 |
| US$ denominated | | 40,100 | 0 | 0 | 0 | 0 | 40,100 |
| ENRP | | 310 | 0 | 0 | 0 | 0 | 310 |
| **Contingent calls sold** | | | | | | | |
| A$ denominated | | 42,900 | 42,900 | 42,900 | 42,900 | 0 | 171,600 |
| Strike | | 525 | 525 | 525 | 525 | 0 | 525 |
| Trigger | | 540 | 540 | 540 | 540 | 0 | 540 |
| **Calls purchased** | | | | | | | |
| A$ denominated | | 0 | 0 | 95,040 | 54,720 | 38,400 | 188,160 |
| ENRP | | 0 | 0 | 653 | 654 | 658 | 654 |
| Committed ounces - A$ hedging | (1) | 217,528 | 358,850 | 430,420 | 482,147 | 1,031,512 | 2,520,457 |
| ENRP/Strike A$/oz | | 569 | 570 | 562 | 545 | 578 | 567 |
| Committed ounces - US$ hedging | (1) | 52,470 | 62,600 | 109,400 | 43,580 | 283,761 | 551,811 |
| ENRP/Strike US$/oz | | 326 | 368 | 339 | 324 | 324 | 332 |
| Uncommitted - A$ hedging | (2) | 203,000 | 448,000 | 281,500 | 428,333 | 901,667 | 2,262,500 |
| ENRP/Strike A$/oz | | 589 | 602 | 599 | 598 | 615 | 605 |
| Total committed/uncommitted | (3) | 472,998 | 869,450 | 821,320 | 954,060 | 2,216,940 | 5,334,768 |

ENRP is after allowing for gold lease rates at an average of 1.34% on 3,352,808 ounces. Of the remaining hedges, 1,336,048 ounces hedged at fully fixed gold lease rates and 457,752 ounces are hedged on an indexed lease rate basis.

260,000 ounces in 2003/04 and 2004/05 are subject to a variable price arrangement under which the price received will vary with the spot price at maturity. Based on a spot price at period end of A$605, the Company would receive a price improvement of A$79 per ounce. The effect of this price improvement is included in the ENRP calculation above.

(1) Committed ounces comprise forward sales, variable price forwards, convertible puts and forwards and sold calls.
(2) Uncommitted hedging comprises put options purchased.
(3) The mark-to-market value of the gold hedge book at 31 December 2002 was negative A$693 million.
(4) The mark-to-market value of the gold foreign exchange hedge book at 31 December 2002 was negative A$19.5 million.

# INVESTOR INFORMATION

**Directors**

| | |
|---|---|
| P K Lalor | Executive Chairman |
| M Cutifani | Managing Director |
| C J Lalor | Executive Director |
| T A Lang | Non-Executive Director |
| Prof. M R Richmond | Non-Executive Director |

**Senior Group Management**

| | |
|---|---|
| M H Adams | General Mgr, Gold Division |
| M D Bale | General Mgr, Advanced Minerals Division |
| C W Foley | General Mgr, Legal & Commercial |
| M J Langridge | General Mgr, Projects |
| J D Lilly | General Mgr, Business Improvement |
| J Mackie | General Mgr, Human Resources |
| L Mignacca | General Mgr, Accounting |
| D A Paull | General Mgr, Business Development |
| S T Pearce | Chief Financial Officer |
| M Russell | General Mgr, Technical Services |
| K P Watkins | General Mgr, Exploration |

**Issued Capital**

The current issued capital of the Company is 166,757,188 shares.

**Major Shareholders**

Teck Cominco Limited
Cabot Corporation

**ADR Depository**

Citibank NA
111 Wall Street
New York NY 10043
USA

Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

**Shareholder Enquiries**

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000

Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

**Registered and Principal Office**

16 Parliament Place
West Perth WA 6005

Tel: (618) 9263 5555
Fax: (618) 9481 1271

Email: gwalia@sog.com.au
Website: www.sog.com.au

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

The information contained in the report to which this statement is attached that relates to the Wemen Ore Reserves is based on information compiled by Mr Diederik Speijers. The information contained in the report to which this statement is attached that relates to the remaining mineral sands Mineral Resources is based on information compiled by Mr Ian Shackleton. Both are members of The Australasian Institute of Mining and Metallurgy. Mr Speijers is employed by mining consultants McDonald Speijers and Mr Shackleton is a full time employee of Murray Basin Titanium Pty Ltd, of which Sons of Gwalia is a joint venture partner. Both Mssrs Speijers & Shackleton have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Personas defined in the 1999 edition of the Australian Code for Reporting of Mineral Resources and Ore Reserves. Both Mr Speijers & Shackleton consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

**Enquiries concerning this Report may be directed to:**

Peter Lalor – Executive Chairman
Mark Cutifani – Managing Director
Chris Lalor – Executive Director, Legal & Commercial
Stephen Thomas – Manager, Investor Relations

This Report is also available on our website: www.sog.com.au

21.01.03

**Australian Gold Council**
Level 16
99 Walker Street
North Sydney NSW 2000

Tel: (612) 9923 2446
Fax: (612) 9923 1130
Email: email@australiangold.org.au

SONS OF GWALIA LTD
ACN 008 994 287

23 December, 2002
1157:tcl

FAXED

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sirs

MANAGING DIRECTOR

Sons of Gwalia Ltd ("the Company") wishes to advise that Mr Mark Cutifani, the Company's Managing Director, will step down and leave the Company in mid February 2003 in order to pursue an overseas career opportunity.

Following Mr Cutifani's departure, the Executive Chairman, Mr Peter Lalor, will carry out the senior executive role pending the appointment of a replacement Managing Director.

INVESTOR RELATIONS

The Company also wishes to advise the appointment of Mr Stephen Thomas to the role of Manager – Investor Relations, effective 8 January 2003.

Mr Thomas has a broad range of experience in the resources industry, both from a technical and financial analysis perspective. In the last eight years, he has worked as a resource analyst specialising in Australian ASX Listed stocks.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

# Form 604

Corporations Act 2001
Section 671B

## Notice of change of interests of substantial holder

9/12/02

To Company Name/Scheme BEMAX RESOURCES NL

ACN/ARSN 009 247 858

### 1. Details of substantial holder(1)

Name SONS OF GWALIA LTD

ACN/ARSN (if applicable) 008 994 287

There was a change in the interests of the substantial holder on 03 /12 /2002

The previous notice was given to the company on 08 /07/ 2002

The previous notice was dated 09 /07/ 2002

### 2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| FULLY PAID | 23,021,623 | 16.67% | 28,746,790 | 19.99% |
| | | | | |

### 3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 03/12/02 | SONS OF GWALIA | ISSUE OF | NIL | NIL | NIL |
| | | SHARES BY | | | |
| | | BEMAX RESOURCES | | | |

### 4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| SONS OF | SONS OF GWALIA | SONS OF GWALIA | REGISTERED | FULLY | 28,746,790 |
| GWALIA | | | HOLDER | PAID | |
| | | | | 28746790 | |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| N/A | |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| SONS OF GWALIA LTD | 16 PARLIAMENT PLACE, WEST PERTH WA 6005 |
| | |

## Signature

print name STEPHEN PEARCE capacity COMPANY SECRETARY

sign here date 05/ 12 /2002

### DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

DCC ID 32444

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:KS:02.584
3 December 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sir

1. **Gingko Mineral Sands Project - Murray Basin**

Sons of Gwalia Ltd ("the Company") wishes to advise that it has sold its twenty five per cent (25%) interest in the Gingko Project, held by the Company's subsidiary, Probo Mining Ltd, for the following consideration -

a) A cash payment of $10 million which has been received today;

b) a further cash payment of $2.3 million on 26 August 2003; and

c) the issue and allotment to the Company on 26 August 2003 of 5.7 million fully paid ordinary shares in BeMaX.

Following the completion of this transaction, the Company will be the holder of 24.7 million fully paid ordinary shares in BeMaX.

2. **Restructure of Tantalum Operations**

As previously advised, the Company has been reviewing the optimum operating configuration for its two tantalum operations at Wodgina and Greenbushes.

The decision has now been made, and implemented, whereby the ongoing development of the underground decline at the Greenbushes mine has been deferred. The development of the underground decline can be recommenced at short notice and will take place as and when demand for tantalum increases.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

The Greenbushes plant will now mine and process ore from the open pit only until the underground development recommences. Owing to the low-grade nature of this ore, annual production from the Greenbushes mine will reduce from approximately 1.1 million lbs. a year to approximately 750,000 lbs. a year commencing in calendar 2003.

At the same time, the Wodgina mine will increase production capacity to approximately 1.5 million lbs. a year, again commencing in calendar 2003.

The combined effect of the above provides the optimum operating configuration and will result in Wodgina operating at close to full capacity, whilst the Greenbushes mine will reduce production. Significant capital savings will result over the next eighteen months from the Greenbushes underground development deferral.

As previously advised, total production from the two mines, commencing in calendar 2003, will be approximately 2.2 - 2.3 million lbs. per annum.

This mine configuration will continue on the basis that it will be reviewed regularly and modified in line with market conditions and demand for the Company's tantalum products.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN